Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT COMPLETES SPIN-OFF
OF BROOKFIELD INFRASTRUCTURE PARTNERS

Toronto, Canada and Hamilton, Bermuda, January 31, 2008– Brookfield Asset Management Inc. (BAM: TSX/NYSE) announced today the completion of its previously-announced spin-off of a newly created publicly-traded partnership named Brookfield Infrastructure Partners L.P. (“the Partnership”, and together with its related entities, “Brookfield Infrastructure”) (BIP: NYSE).  The spin-off was implemented by way of a special dividend of a 60% interest in Brookfield Infrastructure to holders of Brookfield’s Class A and Class B Limited Voting shares as of the record date, January 14, 2008.  Each holder of Brookfield Class A and Class B shares is receiving one unit of the Partnership for each 25 Brookfield shares held, less applicable withholding tax.

The Partnership units commenced trading on the New York Stock Exchange this morning under the symbol BIP. The CUSIP number for the Partnership units is G16252 10 1.

No fractional units will be issued. Instead, registered shareholders will be paid an amount of cash based on the volume-weighted average trading price of the units on the New York Stock Exchange for the five trading days immediately following the spin-off. A check for this cash amount will be mailed to registered holders on or about February 11, 2008.

In order to satisfy Canadian withholding tax and U.S. “backup” withholding tax obligations on the special dividend, a portion of the Partnership’s units otherwise distributable to non-Canadian investors will be withheld from registered shareholders.  For non-Canadian beneficial owners of Brookfield shares registered in the name of a broker or other intermediary, these withholding tax obligations will be satisfied in the ordinary course through arrangements with the broker or intermediary.  Beneficial owners should consult their brokers to determine how the withholding tax obligations will be satisfied for their units and on any questions they may have regarding fractional units.

A wholly-owned subsidiary of Brookfield will purchase Partnership units from Brookfield, including the fractional and withheld units of registered shareholders, representing in aggregate approximately 0.2% of the outstanding units of the Partnership. For these units, the subsidiary will pay to Brookfield an amount of cash for these units equal to the fair market value of the units based on the volume-weighted average trading price for the five trading days immediately following the spin-off. The final prospectus of Brookfield Infrastructure dated December 21, 2007 stated that Brookfield or one or more of its affiliates would purchase withheld and fractional units representing approximately 6% of the Partnership’s units.  However, this percentage has been reduced to 0.2% as settlement of fractional units and satisfaction of withholding taxes will be managed by the institutions through which book-entry holders of Brookfield Class A Limited Voting Shares hold their shares.

The Partnership’s initial quarterly distribution has been set at $0.265 per unit and will be prorated for the period between the spin-off and the record date for the first distribution. The first distribution will be payable on March 31, 2008 to unitholders of record on February 29, 2008.

The New York Stock Exchange relied on adjusted financial information for Brookfield Infrastructure to approve the listing of the Partnership’s units on the exchange.  Such adjusted financial information was included in the Partnership’s listing application submitted to the New York Stock Exchange and is available to the public upon request.

****
Brookfield Asset Management Inc. focuses on property, power and infrastructure assets.  The company has approximately $90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s web site at www.brookfield.com.

Brookfield Infrastructure Partners L.P.was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis.  Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.  Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.  Brookfield Infrastructure’s units trade on the New York Stock Exchange under the symbol BIP.  For more information, please visit Brookfield Infrastructure Partners’ web site at www.brookfieldinfrastructure.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities lawsand other “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  The words “intend”, “will”, “expected” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information in this press release. The distribution of the Partnership’s units, as well as the future performance and prospects of Brookfield Infrastructure following the distribution of the Partnership‘s units are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include the fact that success of Brookfield Infrastructure will be dependant on market demand for an infrastructure company, which is unknown,  the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership and Brookfield with the securities regulators in Canada and the United States including in the Canadian prospectus and U.S. information statement under “Risk Factors” and Brookfield’s Annual Information Form under the heading “Business Environment and Risks” and other risks and factors that are described in the registration statement filed in connection with the distribution of Brookfield Infrastructure units.  Neither Brookfield nor the Partnership undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please visit www.brookfield.comor www.brookfieldinfrastructure.comor contact:

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Fax.: (416) 363-2856
dcouture@brookfield.com